UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).

1. Name and Address of Reporting Person

   Rosenwald, Lindsay A.
   787 Seventh Avenue
   48th Floor
   New York, NY  10019

2. Issuer Name and Ticker or Trading Symbol

   Genta Incorporated
   GNTA

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year

   DECEMBER/1997

5. If Amendment, Date of Original (Month/Year)

   01/09/98

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

   ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)

   ( ) Form filed by One Reporting Person
   (X) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________|




___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Series D Convertible  |$0.94375|12/29|J(1)| |16,158(3)  |D   |12/31|N/A  |Common Stock|1,712,1|   (3) |(1)(2)      |D  |           |
Preferred Stock(1)    |        |/97  |(3) | |           |    |/97  |     |            |06     |       |            |   |           |
                      |        |     |(4) | |           |    |     |     |            |       |       |            |   |           |
-----------------------------------------------------------------------------------------------------------------------------------|
Class D Warrants(1)   |$0.94375|12/29|J(1)| |80,790(3)  |D   |12/31|6/30/|Common Stock|80,790 |   (3) |(1)(2)      |D  |           |
                      |        |/97  |(3) | |           |    |/97  |02   |            |       |       |            |   |           |
                      |        |     |(4) | |           |    |     |     |            |       |       |            |   |           |
-----------------------------------------------------------------------------------------------------------------------------------|
Series D Convertible  |$0.94375|12/29|J(1)| |7,412(4)   |A   |12/31|N/A  |Common Stock|785,429|   (4) |(1)(2)      |D  |           |
Preferred Stock(1)    |        |/97  |(3) | |           |    |/97  |     |            |       |       |            |   |           |
                      |        |     |(4) | |           |    |     |     |            |       |       |            |   |           |
-----------------------------------------------------------------------------------------------------------------------------------|
Class D Warrants(1)   |$0.94375|12/29|J(1)| |37,062(4)  |A   |12/31|6/30/|Common Stock|37,062 |   (4) |(1)(2)      |D  |           |
                      |        |/97  |(3) | |           |    |/97  |02   |            |       |       |            |   |           |
                      |        |     |(4) | |           |    |     |     |            |       |       |            |   |           |
-----------------------------------------------------------------------------------------------------------------------------------|
Series D Convertible P|$0.94375|12/29|J(1)| |24,237(3)  |A   |12/31|N/A  |Common Stock|2,568,1|   (3) |(1)(2)      |D  |           |
referred Stock(2)     |        |/97  |(3) | |           |    |/98  |     |            |59     |       |            |   |           |
                      |        |     |(4) | |           |    |     |     |            |       |       |            |   |           |
-----------------------------------------------------------------------------------------------------------------------------------|
Class D Warrants(2)   |$0.94375|12/29|J(1)| |121,185(3) |A   |12/31|6/30/|Common Stock|121,185|   (3) |(1)(2)      |D  |           |
                      |        |/97  |(3) | |           |    |/98  |02   |            |       |       |            |   |           |
                      |        |     |(4) | |           |    |     |     |            |       |       |            |   |           |
-----------------------------------------------------------------------------------------------------------------------------------|
Series D Convertible  |$0.94375|12/29|J(2)| | 18,420(4) |D   |12/31|N/A  |Common Stock|1,951,8|(4)    |(1)(2)      |D  |           |
Preferred Stock (2)   |        |/97  |(3) | |           |    |/98  |     |            |01     |       |            |   |           |
                      |        |     |(4) | |           |    |     |     |            |       |       |            |   |           |
-----------------------------------------------------------------------------------------------------------------------------------|
Class D Warrants(2)   |$0.94375|12/29|J(2)| | 92,101(4) |D   |12/31|6/30/|Common Stock| 92,101|   (4) |(1)(2)      |D  |           |
                      |        |/97  |(3) | |           |    |/98  |02   |            |       |       |            |   |           |
                      |        |     |(4) | |           |    |     |     |            |       |       |            |   |           |
____________________________________________________________________________________________________________________________________

Explanation of Responses:

See Attachment A.

(1) These Series D Preferred Stock and Class D Warrants are components of units ("Units") issuable upon exercise of warrants ("Placement Warrants") exercisable from December 31, 1997 to December 30, 2007, at an initial exercise price of $110,000 per Unit. Each Unit consists, initially, of (i) 1,000 shares of Series D Preferred Stock of the Issuer, par value $0.001 per share, and (ii) 5,000 Class D Warrants. Lindsay A. Rosenwald, may be deemed beneficially to own, and Paramount Capital Inc. may be deemed to have disposed of beneficial ownership of, Placement Warrants to purchase an aggregate of 7.41249 and 16.158 Units, respectively. The Placement Warrants contain certain anti- dilution adjustments.
(2) These Series D Preferred Stock and Class D Warrants are components of Units issuable upon exercise of warrants ("Advisory Warrants") exercisable from December 31, 1998 to December 30, 2007, at an initial exercise price of $110,000 per Unit. Lindsay A. Rosenwald, may be deemed beneficially to own, and Paramount Capital Inc. may be deemed to have disposed of beneficial ownership of, Advisory Warrants to purchase an aggregate of 18.42012 and
     24.237 Units, respectively. The Advisory Warrants contain certain anti-dilution adjustments.
(3) On December 29, 1997, Paramount Capital Inc. designated recipients (the "Paramount Warrant Designees") of the Placement Warrants and the Advisory Warrants.
(4) Dr. Rosenwald was among the Paramount Warrant Designees and received such Placement Warrants and Advisory Warrants in connection with a private placement of securities of the Issuer of which Paramount Capital, Inc. acted as placement agent.


SIGNATURE OF REPORTING PERSON
/s/Lindsay A. Rosenwald, M.D.
---------------------------------
Lindsay A. Rosenwald, M.D.,
Individually, and as President of
Paramount Capital, Inc.
DATE
11/12/98

                                  Attachment A


     Reporting Persons:   Lindsay A. Rosenwald, M.D. (the designated filer); and
                          Paramount Capital, Inc.
                          787 Seventh Avenue, 48th Floor
                          New York, NY 10019

     Issuer:              Genta Incorporated (GNTA)

     Statement For:       December / 1997

     Lindsay A. Rosenwald, M.D., the President and sole shareholder of Paramount Capital, Inc., is also the President and sole shareholder of Paramount Capital Asset Management, Inc. ("Paramount"). Paramount is the General Partner of the Aries Domestic Fund, L.P. (the "Partnership") and also serves as the Investment Manager to The Aries Trust (the "Trust"), a Cayman Islands trust. The Partnership and the Trust each owns securities of the Issuer. The Reporting Persons disclaim beneficial ownership of the securities held by the Partnership and the Trust, except to the extent of their pecuniary interest therein, if any.

     Paramount   Capital,   Inc.  is  no longer   subject  to  Section 16 of the
Securities Exchange Act of 1934, as amended.